Mail Stop 4561

      					October 27, 2005


Raymond Eshaghian
Chief Executive Officer and President
TMSF REIT, Inc.
727 West Seventh Street, Suite 850
Los Angeles, CA  90017

Re:	TMSF REIT, Inc.
	Registration Statement on Form S-4
      Filed September 30, 2005
      File No. 333-128762

Dear Mr. Eshaghian:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us with your analysis of why the proposed transaction does not constitute a "Rule 13e-3 Transaction" within the meaning of Rule 13e-3(a)(3) of the Exchange Act. Alternatively, please tell us which, if any, of the exceptions provided in Rule 13e-
3(g) is applicable to your transaction. Provide a detailed analysis of the factual basis supporting any claimed exemption. For example, if you believe that the exception provided in Rule 13e-3(g)(2) is available, your analysis should include, among other things, an explanation of how the shares of TMSF REIT common stock to be issued to the holders of TMSF Holdings common stock have substantially the same rights as the shares being surrendered within the meaning of Rule 13e-3(g)(2) and applicable interpretations.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. We note in various places that you cite supporting third party sources for your disclosure. Please provide us with copies of all supporting materials cited in your registration statement. Please highlight or otherwise indicate the portions of those materials that support your disclosure. Finally, please tell us whether each of these reports or sources was publicly available or whether it was commissioned by you. If such sources are not publicly available, please revise to file appropriate consents as required by Rule 436 of
Regulation C.

4. In light of your intent to invest in MBSs until such time as you have fully developed your loan portfolio, and your intent to securitize your existing and future mortgage loan pools, please provide a detailed legal analysis of why you do not believe that your proposed operations will require you to be registered under the Investment Company Act of 1940.

Registration Statement Cover Page

5. Refer to the Calculation of Registration Fee Table. We note that you have included a footnote number (3) in the second row, second column, but that you have not actually included a footnote (3) to the table. Please revise or advise.

Letter to Stockholders

6. We note that your disclosure related to obtaining shareholder consents omits information indicating the dates upon which you obtained required shareholder consents. Please revise to include the relevant date that you obtained the shareholder consent and to indicate the exact percentage of outstanding securities for which you have obtained consents. If you have not yet obtained the requisite consents for the proposed transactions, please tell us why you believe that you do not need to solicit proxies in connection with the proposed action of shareholders.

Summary, page 1

Our Business, page 1

7. Since you have defined the terms "we," "us" and "our" to mean
TMSF
REIT in the second paragraph on page 1, it is unclear why you refer to yourself in the third person in the first paragraph under this heading and then describe the business of The Mortgage Store in subsequent paragraphs by using the first person. Please revise.

8. We note your disclosure in the first paragraph under this heading that you intend to originate and retain mortgage loans in your portfolio and issue mortgage backed securities to finance such originations. Please revise your summary to discuss briefly what entity will hold the mortgages and conduct the resecuritizations you intend to engage in after the offering.

9. Please explain, in the first paragraph under this heading, how originating the mortgage loans that you intend to keep in your portfolio will allow you to accumulate mortgage loans at a lower cost.

10. Please explain the terms "whole-loan," "servicing-released" and
"correspondent lenders."

11. We note that The Mortgage Store has historically dealt in "non-conforming" loans and that 92.9% of these loans for the first six months of 2005 were "Alt A Loans," "made to borrowers whose credit profile is generally within the typical" Freddie Mac and Fannie Mae guidelines. Please tell us what is meant by "generally" in this context and disclose what the referenced guidelines are.

12. Please explain, in the final paragraph on page 1, why you feel that jumbo loans and those loans where documentation is incomplete do not represent "significantly different credit risk profiles" than conforming loans.

13. Please disclose, in the first paragraph on page 2 and in the chart at the bottom of page 3, the percentage of your loans which were "pay option arms" in the first 6 months of this year.

14. Refer to the first chart on page 3. Please include a cross reference to the discussion of your documentation programs and underwriting guidelines starting on page 90.

15. In the second table on page 3 please indicate the difference between loan-to-value and combined loan-to-value.

16. We note your disclosure in the final paragraph on page 4 that you intend to pay fees to The Mortgage Store for originating and processing loans for you. Please expand your summary disclosure to include a chart of each of the fees you anticipate paying to affiliated parties, quantifying such fees and describing the services to be provided in return for such fees.

17. Please disclose when you expect to obtain consents from and renegotiate your arrangements with your lenders, as discussed in the final paragraph on page 4.

18. Please expand your disclosure in the final paragraph on page 4 to briefly describe the asset and income limitations imposed on REITs and taxable REIT subsidiaries. In light of the fact that it appears the majority of your income generating assets are being transferred to your TRS, please discuss how these asset and income limitations will impact your business operations going forward.

Reasons for the Reorganization and REIT Election, page 5

19. Please expand your discussion in the first bullet point under this heading to explain the relationship between the reorganization and REIT election and the benefit described.

20. Due to the ownership and transfer restrictions necessitated by the REIT rules and the continued lack of a trading market, it is not clear that the benefit claimed in the final bullet point under this heading is actually a benefit that investors can rely upon or enjoy.
Please remove this bullet point or tell us why you continue to believe it is appropriate.

21. Please include summary risk factors to balance your disclosure of the benefits of the reorganization.

      Additional Equity Requirement, page 8

22. Please expand your discussion under this heading to disclose your timeframe for conducting the private offering described.

      Restrictions on Transfer and Ownership of TMSF REIT Common
Stock, page 9

23. We note your disclosure that you intend to waive the ownership limitations contained in your charter with respect to certain individuals, a described in the bullet point at the bottom of page 9.
Please clarify whether, for purposes of calculating the ownership of a "person", your charter has a more restrictive definition than that required by the REIT rules.

      Application of California Law, page 11

24. Please briefly describe the impact, if any, that Section 2115 of
California General Corporation Law would have on your business if applied.

      Licensing, page 11

25. Please disclose the number of states in which The Mortgage
Store
will need to make notice and other filings as a result of the change in control and, in particular, indicate whether California is one of those states.

Risk Factors, page 14

26. We note your statement in the sixth sentence of the first paragraph on page 14 that the risk factors listed are not the only risks to which you are subject. Please revise your disclosure as necessary to reflect your obligation to disclose all known material risks.

27. Please add a risk factor discussing your anticipated use of leverage, as disclosed in the fourth paragraph on page 86.

28. Please include a risk factor discussing the fact that a large percentage of your growth in the past couple years was attributable to loans made to borrowers with no income documentation, as discussed on page 97.

      Our management has no experience operating a REIT..., page
14

29. Please create a separate risk factor discussing the risk set forth in the second paragraph under this heading related to the consequences of a failure to qualify as a REIT.

      Our business plan as a REIT differs from our historical ..., page 14

30. Please expand your discussion in the second paragraph under this heading to discuss the risk of using your warehouse lines of credit to fund mortgage originations to the extent that your mortgages are not match funded to the lines of credit.

      We may not be able to obtain the cash required ..., page 14

31. Please revise your disclosure in the second paragraph under this risk factor heading to clarify that if you fail to qualify as a REIT you will not be obligated to make any distributions. Also, please revise to indicate, if true, that you may make distributions in excess of available cash and that any particular distribution may include a return of capital.

      We depend on our warehouse facilities to execute our business plan ..., page 16

32. Please quantify the sub-limit on The Mortgage Store`s ability to
"wet" fund mortgage loans.

      Our inability to obtain third-party consents and
authorizations
...., page 17

33. Please expand your disclosure to describe the amendments to the warehouse facilities you are currently negotiating.

	We may not be able to successfully..., page 19

34. Please discuss the lack of liquidity of residual interests you intend to retain in future securitization transactions in a separate risk factor.

      If we are unable to grow our retail origination channel ..., page 23

35. Please explain why you plan to grow your retail origination business faster than your wholesale business and disclose why this is important to the development of your business.

An interruption in or breach of our information systems may result in lost business, page 24

36. Please disclose whether a failure or interruption of the type described has ever occurred with your information systems.

      Our mortgage products expose us to greater credit risk, page
24

37. Please revise your disclose in the first paragraph under this heading to reflect the fact that credit risk is higher on your Alt A loans than conforming loans, rather than your current disclosure that
such risk "may be" higher, or tell us why you do not believe this change is appropriate. We note in this regard that approximately 68%
of your Alt A loans for the 6 months ended June 30, 2005 was provided to borrowers for whom you did not independently verify income and approximately 15% were provided to borrowers who either were not able to state an income or who did not show proof of employment.

38. Please explain, in the final sentence under this risk factor heading, why the referenced guidelines "may not be directly applicable" to you.

      An increase in our adjustable rate borrowings may decrease the net interest ..., page 28

39. Please combine this risk factor with the risk factor that immediately precedes it as they appear to address the same or similar risks.

      The potential for negative amortization in the Pay Option
Arm
...., page 28

40. Please delete the second paragraph and the first sentence of the third paragraph under this heading as they tend to mitigate the risk presented. In addition, please expand the first paragraph to explain why negative amortization creates a risk to your business.

      Increased levels of early prepayments of mortgages ..., page
29

41. We note your discussion of prepayment risk on your current business in the second paragraph under this risk factor heading (i.e., that you are required to reimburse premium you received from a loan`s purchaser if the loans is prepaid). Please expand your disclosure to discuss the risk that prepayment will pose to your anticipated business, in light of the fact that you do not expect to continue engaging in whole loan sales as a primary part of your business.


Declining real estate values may harm our operations, page 29

42. Please define "cash-out refinancings."

We are exposed to potential risks from recent legislation requiring companies to evaluate controls ..., page 30

43. In light of the fact that the risk described relates to possible deficient controls, rather than merely a risk of complying with legislation requiring examination of controls, please revise your risk factor heading to reflect the risk discussed.

Our Chief Executive Officer and President will own a significant amount of our outstanding common stock ..., page 31

44. Please reconcile your disclosure here, that no individual other than Mr. Eshaghian will be permitted to own in excess of 4.9% of your common stock, and your disclosure on page 9 that the board has granted waivers to Messrs. A. Yashouafar and S. Yashouafar. Please also reconcile your disclosure here that the limit on Mr. Eshaghian`s ownership will be 56.2% with your disclosure on page 9 that such limit is 62.1%.

The governing documents of TMSF REIT and governing Maryland law impose limitations ..., page 31

45. Please expand your disclosure to briefly discuss each of the limitations highlighted in the bullet points, rather than merely including a cross-reference to the discussion.

Loss of Messrs. Eshaghian and Najand, or other key members of our senior management team ..., page 31

46. Rather than referring to "other key member of our senior management team" please name each key person whose loss would cause you harm.

      Our operational structure may limit the benefits of the REIT election, page 32

47. Please expand your disclosure significantly to explain why you may not initially originate loans at the REIT level and why it will be harmful to your business if you are unable to originate loans at the REIT level in the future.

      You may be liable for certain claims after the dissolution of
TMSF Holdings, page 32

48. Expand your discussion to explain the "certain circumstances" under which shareholder might be liable after dissolution of TMSF holdings and, if possible, quantify the liability.


The nationwide scope of our mortgage origination and servicing operations ..., page 32

49. Please delete the sixth or seventh bullet point on page 33.

State Attorney`s General are working collectively to seek to use state deceptive ..., page 35

50. Please disclose whether you were one of the 150 lenders who received the letter from the New Mexico Attorney General referenced in the second paragraph under this risk factor heading.

      Our business could be harmed if courts rule that the OTS
....,
page 39

51. Please quantify, if possible, the amount of your business that could be subject to the type of litigation discussed.

      Actions we take to satisfy the requirements applicable to
REITs
...., page 41

52. We note your statement that you will receive an opinion of counsel regarding your REIT status. Please confirm that you will have received an opinion on REIT status and the tax treatment of the reorganization prior to effectiveness and that such opinion will be filed as an exhibit to the registration statement.

53. Please revise the final paragraph on page 41 to clarify that your failure to qualify as a REIT would also mean that you would not be required to make any distributions.

      Shares of our common stock available for future sale ...,
page
46

54. Please indicate the number of shares currently subject to options which could be exercised.

      Since we are a Maryland corporation ..., page 47

55. Please summarize the provisions of Section 2115 of California
General Corporation Law.

Reorganization, page 49

      Background, page 49

56. For each board or other meeting convened to discuss the proposed reorganization or alternatives please provide the date of the meeting, a description of the persons present, the topics discussed and conclusions drawn. In addition, summarize any presentations made by or for persons present and any negotiations undertaken

57. We note your statement in the final sentence of the third paragraph under this heading that the board determined that the subordinated debt market was not likely to provide the capital TMSF needed to continue its growth. Please expand your disclosure to indicate the projected amount of capital the board determined was needed and to provide details about the term sheets received from several investment baking firms, including amounts and terms offered.
Finally, include all the information required by Item 1015 of Regulation M-A with respect to any written presentations and analyses prepared by third parties, if any. Refer to Item 4(b) of Form S-4.
In addition, please provide us with all written materials prepared for the board and management in connection with the proposed REIT conversion.

58. Please provide more details about the basis for the board`s determination, as set forth in the fourth paragraph under this heading, that the equity markets would not provide sufficient capital to meet TMSF`s needs.

59. We note your statement that the board conducted "extensive diligence" regarding conversion to a REIT. Expand your discussion to describe the diligence process in detail, identifying specifically any studies conducted, third parties consulted and documents reviewed, or state that your diligence did not include such activities.

60. Rather than including a reference to the risk factors section, please specifically identify and discuss each positive and negative factor considered by the board in making a determination that the proposed reorganization and REIT conversion were the most advantageous to the company, as discussed in the second paragraph on page 50.

61. Please disclose whether the board considered any alternative tax-efficient strategies. If not, briefly explain why.

62. Please specify the number of outstanding options of TMSF
Holdings
that will be exchanged for options of TMSF REIT upon consummation of the proposed transaction in the third paragraph on page 51.

Terms of the Asset Acquisition Agreement, page 51

63. We note that the board of TMSF Holdings reserves the right to cancel or defer the reorganization even if the conditions to the consummation of the reorganization are satisfied or waived if the board of directors determines that the reorganization is no longer in the best interests of TMSF Holdings and its stockholders. Please briefly describe the factors that the board would consider in determining that the reorganization is no longer in the best interests of TMSF Holdings and its stockholders.


Interests of Directors and Executive Officers of TMSF Holdings in the
Reorganization, page 53

64. Please identify, in the second paragraph on page 53, what percentage of the outstanding stock of TMSF REIT the options discussed will represent immediately following the reorganization.

65. Please provide a brief description of the referenced employment agreements that highlights the provisions that will benefit insiders in the third paragraph on page 53, including any changes in salary and benefits that will result from the reorganization.

Accounting Treatment, page 54

66. Please tell us which entity will be the accounting acquirer in the reorganization. In your response, please refer to the literature you used to determine your accounting for this transaction.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 60

67. We note your disclosure in the first paragraph on page 61 that your business model contemplates growth through increases in market share. Please expand your discussion to explain whether this is the business model that will be followed by you after the reorganization and, if so, how you intend to achieve increases in market share in what you have described as a very competitive industry.

68. Please explain your disclosure in the final sentence of the second paragraph on page 60 that your borrowings are generally less sensitive to interest rate changes because your borrowers engage in more cash out refinancings and fewer rate or term refinancings. Please explain each type of refinancing and describe why it might cause loans to be more or less interest rate sensitive. In addition, please provide statistics about your historic loan portfolio that tend to support your assertions about the reasons why your borrowers engage in refinancings.

69. Please explain what "committed forward whole loan sales" are in the third full paragraph on page 61.

Change in Business Strategy, page 61

70. Please expand your disclosure under this heading to discuss any known trends, demands or uncertainties that may affect your liquidity or financial performance or that management intends to use in its analysis and decision-making regarding the direction of your proposed business. In addition, please briefly describe any additional exposure you will have to market conditions as a result of your change in business strategy, including the debt markets generally and spreads in the real estate securitization market. In addition, please discuss the liquidity of residual interests you will retain in your securitizations and your plans, if any, to match fund your assets and liabilities.

71. Please provide an estimate on the time you will hold warehouse loans pending a securitization.

Primary Components of Revenues and Expenses in the Mortgage Loan
Business, page 65

72. We note your statement in the last sentence of the final carry-over paragraph at the bottom of page 66 that the interest rate earned on the mortgage loans will exceed the interest rate paid on the warehouse facilities. Because you have not yet implemented your business plan, please revise this statement to reflect its aspirational nature.

Results of operations for the six months ended June 30, 2005 compared to the year ended June 30, 2004

Operating Expenses, page 71

73. Please define the acronym REO in the fifth paragraph under this heading.

Liquidity and Capital Resources, page 77

74. Please expand your discussion to explain how your liquidity resources and needs going forward will differ from your historical liquidity resources and needs. This discussion should include, to the extent practicable, quantified estimates of your actual liquidity needs in the short and long term, and a statement how you expect to satisfy your requirements with each anticipated source of liquidity.

75. Please clarify, in the second paragraph on page 78, whether after the reorganization you anticipate using the listed warehouse facilities exclusively for originations by The Mortgage Store, your taxable REIT subsidiary, or if you will also seek to use the facilities to purchase loans for your portfolio at the REIT level.

76. Please include a column in the chart on page 78 that shows the current outstanding balances on each of the warehouse facilities.

77. We note your disclosure in the first full paragraph on page 80 that your board has not yet determined the amount of additional capital you will need to raise in order to meet the REIT asset and ownership tests. Please provide an estimate of the minimum amount of additional equity capital you would need to raise in order to qualify as a REIT, assuming the assets of The Mortgage Store at the time of the acquisition have the same value they had as of the last balance sheet date.


Quantitative and Qualitative Market Risk Disclosure, page 83

78. Please clarify whether the amounts shown in the table at the bottom of page 83 are actual amounts or should be multiplied by thousands. Similarly, please confirm that the figures in the table on page 81 are in thousands.

Business, page 85

79. Please furnish the disclosure required by Items 101(e) and (f) of
Regulation S-K.

80. Please revise your disclosure in the fifth paragraph on page
86
to quantify, to the extent practicable, the percentage of your loans you believe you will continue to sell through The Mortgage Store. In addition, please list any factors you will use in determining which loans to sell and which ones to hold in your portfolio.

Our Loan Products, page 95

81. Please correct the footnote reference to the second table on page
98. Currently, the table has a footnote (2) reference, while there is only a footnote (1) under the table.

Director Nominee, page 120

82. Please revise your description of Mr. Sklar to reflect the fact that he is a nominee to your board, rather than your current disclosure that he is a board member.

Securities Authorized for Issuance Under Equity Compensation
Plans,
page 125

83. Please revise footnote (3) to the table on page 125 to indicate whether the options are exercisable until the fourth or the fifth anniversary of the grant date.

Certain Relationships and Related Transactions, page 128

84. With regard to each of the payments detailed in the bullet points on page 128, please detail the products or services provided in exchange for the cash. Specifically with respect to the payment made to Mr. Snavely, please disclose whether the payment related to his efforts in connection with exploring the advisability of the reorganization and REIT conversion.

85. In the first bullet point on page 128, please clarify whether the payment to Mr. Snavely was a single payment of $40,000 or annual payments of that amount. If the payments have been annual, specify the number of years the payments have been made.

86. We do not understand your statement in the first paragraph after the bullet points that you do not expect to continue the relationships with Mr. Snavely and Milbank. Does this mean that you will cancel the consulting services you have received and, if so, that you had received them for more than just 2004? Also, does this mean you will continue the other interested party arrangements listed?

87. Please reconcile your disclosure in the second paragraph following the bullet points on page 128 that Mr. Nourmand owns
7.0%
of the stock of TMSF Holdings with your disclosure in the final bullet point that he owns 7.3% of the stock.

88. Please clarify your disclosure in the final carry-over paragraph on page 128 related to the lease of the Roosevelt Building. Your disclosure seems to suggest that the lease, which expires next month, requires additional payments of $483,450. Please revise or advise.

REIT Taxation Generally, page 160

89. Please confirm that the REIT opinion delivered by McKee Nelson references your organization and proposed operations as they are described in this prospectus.

Financial Statements

Note 5 - Warehouse lines of Credit, page F-13

90. Please tell us how you evaluated the transactions under the Early
Purchase Agreement in accordance with SFAS 140 to determine that the transactions are considered sales of financial assets in accordance with paragraph 9. In your response, please tell us what your responsibilities are in each step of a transaction under this agreement, including how you account for transactions where a "takeout investor" is not found or if there was an event of default.

Part II.  Information Not Required in Prospectus

Exhibits

91. Please file all required exhibits as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Eric McPhee at 202-551-3693 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus at 202-551-3412 or me at 202-551-
3852
with any other questions.



Sincerely,



Michael McTiernan
Special Counsel

cc:	Thomas J. Poletti, Esq. (via facsimile)
	Phillip J. Kardis II, Esq. (via facsimile)
	Kirkpatrick & Lockhart Nicholson Graham LLP

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Raymond Eshaghian
TMSF REIT, Inc.
October 27, 2005
Page 15